As filed with the Securities and Exchange Commission on November 16, 1999

                              Registration No. 333-
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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                                 BELMONT BANCORP
               (Exact Name of Registrant as specified in charter)

            OHIO                              6021                         34-1376776
    (State or jurisdiction          (Primary Standard Industrial         (IRS Employer
of incorporation or organization)    Classification Code Number        Identification No.)

                                 325 Main Street
                              Bridgeport, OH 43912
                                 (740) 695-3323
          (Address and telephone number of principal executive offices and principal place of business)

                                David G. Brewick
                                Interim President
                                 Belmont Bancorp
                                 325 Main Street
                              Bridgeport, OH 43912
                                 (740) 695-3323

           (Name, address, and telephone number of agent for service)

                                   Copies to:

                             David G. Edwards, Esq.
                Doepken Keevican & Weiss Professional Corporation
                              58th Floor, USX Tower
                                600 Grant Street
                              Pittsburgh, PA 15219
                                 (412) 355-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE


                                      Proposed
Title of each class of            maximum aggregate                 Amount of
securities to be registered       offering price(1)             registration fee
---------------------------       -----------------             ----------------
Common Stock, $.25 par value.        $10,000,000                    $2,780

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(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

We will amend and complete the information in this prospectus. Although we are permitted by United States federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

                    SUBJECT TO COMPLETION--November 16, 1999
Prospectus
             , 1999
                                 BELMONT BANCORP

     ________ COMMON SHARES                           $______ PER SHARE

Belmont Bancorp

o   We are a bank holding company         o    In order to evidence their
    which owns one bank, Belmont               confidence in Belmont and
    National Bank, with 13 branches in         encourage participation in the
    eastern Ohio and northern West             offering through their example,
    Virginia                                   in November 1999, certain of our
                                               directors agreed to purchase
o   Belmont Bancorp                            $1.65 million of our stock
    325 Main Street                            convertible into common stock at
    Bridgeport, Ohio 43912                     the same price as the shares
                                               offered in this offering. These
Trading                                        directors have agreed to convert
                                               the amount of this convertible
o Our shares are listed on the Nasdaq          stock that is necessary to
SmallCap Market with the trading               purchase the common stock that
symbol BLMT.                                   they would be permitted to
                                               purchase in the rights offering
The Offering:                                  [($______)]. To the extent that
                                               sufficient shares of common stock
o   We are offering shares of our              remain available for purchase at
    common stock to our existing               the conclusion of the ancillary
    shareholders on the basis of one           offering, these directors have
    share for each [___] shares owned.         agreed to convert their remaining
    This rights offering will remain           shares of convertible stock into
    open for the 30-day period from            common stock.
    [____], 1999 to [_________] ,
    1999, subject to extension for up     o    We plan to use the net proceeds
    to 30 additional days in our sole          from this offering to increase
    discretion.                                the Bank's capitalization.

o   We are also offering to our           o    We are selling our common stock
    existing shareholders, certain             on a best efforts basis. This is
    depositors and other persons               not an underwritten offering.
    shares of our common stock,
    subject to shares remaining           o    There is no minimum offering
    available for purchase upon                amount. However, all subscription
    completion of the rights offering.         funds will be held in escrow. The
    This ancillary offering will               escrow agent will not be
    remain open for the 45-day period          permitted to release these funds
    from [____], 1999 to [_______],            until the conclusion of the
    1999, subject to extension for up          offering.
    to an additional 45 days in our
    sole discretion.                      o    We may elect to accept or reject
                                               all of the subscriptions in the
                                               rights offering and all or any
                                               part of the subscriptions in the

                           Per Share        Total Amount

Public offering price:
                           [_______]        $10,000,000

This investment involves risk. Investors should be able to afford the loss of their investment. See "Risk Factors" beginning on page 7.

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

The shares offered hereby are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other agency or company. The Federal Deposit Insurance Corporation has not passed, and does not pass, upon the merits of these or any other securities nor do they pass upon the accuracy or completeness of any prospectus or other selling literature.

For Pennsylvania Residents: You have accepted an offer to purchase these securities made pursuant to a prospectus which contains a notice explaining your right to withdraw your acceptance pursuant to Section 207(m) of the Pennsylvania Securities Act of 1972 (70 P.S. ss. 1-207(m)), you may elect, within two business days after the first time you have received the notice and a prospectus to withdraw from your purchase agreement and receive a full refund of all monies paid by you. Your withdrawal will be without any further liability to any person. To accomplish this withdrawal, you need only send a letter or telegram to the issuer (or underwriter if one is listed on the front page of the prospectus) indicating your intention to withdraw. Such letter or telegram should be sent and postmarked prior to the end of the aforementioned second business day. If you are sending a letter, it is prudent to send it by certified mail, return receipt requested, to ensure that it is received and also to evidence the time when it was mailed. Should you make the request orally, you should ask for written confirmation that your request has been received.

Notice to Ohio Investors: a Registration Statement concerning the shares has been filed with the Ohio Division of Securities pursuant to Sections 1707.06(a)(1) and 1707.05A of the Ohio Revised Code. These shares have not been approved or disapproved as an investment for any Ohio resident by the Ohio Division of Securities, nor has the Division passed upon the accuracy of this prospectus.

You should rely only on the information contained in this document or incorporated by reference. We have not authorized anyone to provide you information that is different. This prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which it would be unlawful to make such offer or solicitation.

                       WHERE YOU CAN FIND MORE INFORMATION

     Belmont Bancorp files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC public reference room facility located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Belmont Bancorp, that file documents with the SEC electronically through the SEC's electronic data gathering, analysis and retrieval system known as EDGAR. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "BLMT." Our reports, proxy and information statements may also be reviewed at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information contained in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us and the securities being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facilities of the SEC at the addresses mentioned above.

             INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" information we have filed with the SEC. This means:

     o    incorporated documents are considered part of this prospectus;

     o we can disclose important information to you by referring you to those documents.

     We incorporate by reference the documents listed below:

     o Our Annual Report on Form 10-K for the year ended December 31, 1998 except for Items 6, 7, 7A and 8 and Exhibits 23 and 27 which were amended by our Amended Annual Report on Form 10-K/A for the year ended December 31, 1998.

     o Our Amended Annual Report on Form 10-K/A for the year ended December 31, 1998.

     o Our quarterly reports on Form 10-Q for the three month periods ended March 31, 1999, June 30, 1999 and September 30, 1999.

     o Our current Reports on Forms 8-K filed, March 22, 1999, April 28, 1999, May 21, 1999, June 14, 1999, August 11, 1999, October 14, 1999,
          October 18, 1999 and October 20, 1999.

     Copies of our annual report on Form 10-K as amended by Form 10-K/A for the year ended December 31, 1998 and the quarterly report on Form 10-Q for the quarter ended September 30, 1999 are being delivered to you with this prospectus.

     You may request a copy of any filings referred to above, including exhibits which are specifically incorporated by reference in those filings, at no cost, by contacting us orally or in writing at the following address:

                                  Jane R. Marsh
                               Corporate Secretary
                                 Belmont Bancorp
                        154 W. Main Street, P.O. Box 249
                            St. Clairsville, OH 43950
                                 (740) 695-3323

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents because our financial condition and results may have changed since that date.

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                               PROSPECTUS SUMMARY

     The following summarizes information in other sections of our prospectus. This summary is not complete and does not contain all of the information that you should consider before increasing your investment in our common stock. You should read the entire prospectus carefully. Generally, references to "we," "us" and "our" or "Belmont" mean Belmont Bancorp and our subsidiaries. We sometimes refer to our operating subsidiary, Belmont National Bank, as "Bank," where necessary to indicate that entity on an individual basis.

The Company

     Belmont Bancorp, an Ohio corporation, is a registered bank holding company headquartered in Bridgeport, Ohio. Our principal business is presently to operate the Bank, which is a wholly owned subsidiary and our principal asset. The Bank conducts a general commercial banking business through its 13 banking offices in eastern Ohio and northern West Virginia. A second subsidiary, Belmont Financial Network, Inc., invests in low income housing. Our mailing address is P.O. Box 249, St. Clairsville, Ohio 43950 and our telephone number is (740) 695-3323.

     As of October 31, 1999, we had consolidated total assets of approximately $336 million, deposits of approximately $272 million and shareholders' equity of approximately $12 million.

     We provide a wide range of retail banking services to individuals and small to medium-sized businesses. These services include various deposit products, business and personal loans, credit cards, residential mortgage loans, home equity loans, and other consumer oriented financial services including IRA and Keogh accounts, safe deposit and night depository facilities.

The Offering

Securities Offered..............        [_________] common shares, $0.25 par
                                        value at a subscription price of $[___]
                                        per share, or $10.0 million in the
                                        aggregate.

Shares Outstanding/Authorized...        We had 5,236,534 shares of common stock
                                        issued and outstanding as of the record
                                        date of this offering, [__________],
                                        1999. If the offering is fully
                                        subscribed, we will have [__________]
                                        shares issued and outstanding. We have
                                        17,800,000 shares authorized.

Rights Offering.................        All current shareholders will be
                                        entitled to purchase one share of common stock at $[______] per share for every [___] shares of stock held by them as of the record date. We will not issue fractional shares. We will round the rights upward to the nearest whole share. Rights are generally nontransferable. This rights offering will remain open during the 30- day period from [________], 1999 to
                                        [_________], 1999, subject to extension
                                        for up to 30 additional days in our sole discretion.

Ancillary Offering..............        We are also offering to our existing
                                        shareholders, certain depositors and
                                        other persons shares of our common
                                        stock, subject to

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                                        shares remaining available for purchase
                                        upon completion of the rights offering.
                                        We will offer shares in the ancillary
                                        offering for the 45-day period from
                                        [_______], 1999 to [__________], 1999,
                                        subject to extension for up to 45 days
                                        in our sole discretion. A minimum
                                        subscription of [__] shares is required
                                        in this ancillary offering.

Purchase of Shares
  by Directors..................        In order to evidence their confidence in
                                        Belmont and encourage participation in
                                        the offering through their example, in
                                        November 1999, certain of our directors
                                        agreed to purchase $1.65 million of our
                                        stock convertible into common stock at
                                        the same price as the shares offered in
                                        this offering. These directors have
                                        agreed to convert the amount of this
                                        convertible stock that is necessary to
                                        purchase the common stock that they
                                        would be permitted to purchase in the
                                        rights offering [($______)]. If any
                                        shares of common stock remain available
                                        for purchase at the conclusion of the
                                        ancillary offering, they have agreed to
                                        purchase all available shares they can
                                        purchase by converting the remaining
                                        shares of convertible stock they hold
                                        [($________)]. If all of the shares
                                        offered in the offering are sold, we may redeem for the original issuance price any shares of convertible stock which are not converted.

Escrow and Acceptance
  of Subscriptions..............        We will deposit all subscription funds
                                        received in a non-interest bearing
                                        escrow account with Firstar Trust
                                        Company, as escrow agent. The escrow
                                        agent will hold in the escrow account
                                        all subscription funds until the
                                        conclusion of the offering. We may elect to accept or reject all of the subscriptions in the rights offering and any or all of the subscriptions in the ancillary offering. We will accept subscriptions in the ancillary offering only if the rights offering is not fully subscribed. If the ancillary offering is over-subscribed, we may allocate shares to subscribers in any manner we decide.

Use of Proceeds.................        We will use the net proceeds of the
                                        offering to increase the capitalization
                                        of the Bank.

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                                  RISK FACTORS

     An investment in the shares involves risks, many of which are beyond our control and represent contingencies that cannot be reliably estimated. You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock.

We have Incurred Significant Loan Losses

     As discussed in our SEC filings and subsequent news releases, we have recognized significant loan losses and have created significant reserves for loan losses since the fourth quarter of 1998, principally as a result of a large commercial borrower ceasing operations in April 1999 and certain irregularities with regard to consumer loans to customers of that borrower. As of October 31, 1999, we had loan loss reserves of $10 million. Based upon our extensive review of our loan portfolio, with the assistance of the Durfee & Root, certified public accounts, and Crowe, Chizek and Company LLP, the independent accountants we recently engaged to serve as our auditors, we believe that we have appropriately reserved for loan losses. However, we can offer no assurance that we will not incur loan losses in the immediate future in excess of the amounts reserved. See "Recent Developments."

We Must Improve our Capital Position in Order to Comply with Regulatory Requirements

     The Bank has entered into a consent order with the Office of the Comptroller of the Currency which requires, among other things, that the Bank achieve by March 31, 2000, and thereafter maintain, Tier 1 capital at least equal to 6% of adjusted total assets, which is referred to as a 6% Tier 1 leverage ratio. Tier 1 capital consists principally of shareholders' equity less goodwill and a portion of deferred tax assets. Belmont has also entered into a written agreement with the Federal Reserve Bank of Cleveland that requires, among other things, that it maintain an adequate capital position for the Bank.

     In October 1999, the Bank sold approximately $38 million in investment securities and used approximately $33 million of the proceeds to repay borrowings from the Federal Home Loan Bank of Cincinnati. Although losses and prepayment penalties associated with the transactions totaled $1.1 million, the capital required to support the Bank's assets based on the terms of the consent order was reduced by approximately $2.0 million.

     While it is difficult to estimate what our capital requirements will be at March 31, 2000, based upon our financial position at October 31, 1999, we would need to receive at least $8.4 million in offering proceeds to achieve a Tier 1 leverage ratio equal to 6%. If we do not raise sufficient offering proceeds to achieve minimum leverage requirements, we expect to take other steps to satisfy the Comptroller of the Currency and the Federal Reserve Bank of Cleveland. These steps could include taking the following or other actions:

     o We could reject all subscriptions and refund all payments and seek to sell the Bank or enter into a strategic partnership with another financial institution.

     o We could accept all subscriptions and seek additional financing through other sources, including another financial institution.

     o We could accept all subscriptions and further reduce the total assets of the Bank through the sale of assets and repayment of a funding source such as borrowings.

     We cannot offer any assurance to you that we will be able to enter into a strategic partnership, obtain additional financing or sell the Bank or any of its assets on terms favorable to us. If, following this offering, the Bank is sold or a strategic partner or other person invests in or provides financing to us, any shares you purchase could have a market value less than the offering price as a result of the terms of any such transaction. In this event, a single investor could obtain control of the Bank and install a new management team unknown to current shareholders. In addition, the sale of assets by the Bank could potentially impair its ability to generate earnings in future periods. See "Recent Developments."

We have a Significant Concentration of Loans Which Heightens Our Risk of Loan Losses

     Concentrations of credit risk within an industry create the risk of substantial loan losses if that industry should suffer economic hardship. We use the Standard Industry Code system, commonly known as SIC, to determine concentrations of credit risk by industry. While there are no aggregate loan balances based on a single SIC classification that exceeds 10% of total loans, the loans and credit facilities we have made available to the amusement industry, as described below, totaled $19.8 million, or 10.7% of total loans, at September 30, 1999. Under regulations of the Office of the Comptroller of the Currency, loans in excess of 25% of the total amount of the Bank's Tier 1 and Tier 2 capital are considered concentrations of credit. Tier 1 capital is described under "Risk Factors - We Must Improve our Capital Position." Tier 2 capital includes debt instruments and a portion of the allowance for possible loan losses.

     The table set forth below depicts as of September 30, 1999 concentrations of credit, as defined by the Comptroller of the Currency, categorized by SIC classification, except that the amusement industry includes multiple SIC classifications representing amusement services and manufacturers of amusement rides and concession trailers. In all but one case, these concentrations of credit resulted from the recent reduction of the Bank's capital. The Bank is taking steps to reduce or eliminate these concentrations of credit by seeking to raise capital in this offering and by further diversification of its loan portfolio. We may not be successful in diversifying our portfolio or raising sufficient capital to reduce these concentrations of credit. See "Risk Factors--We Must Improve our Capital Position."



                                             Loan Balance         Percent of
          Industry                           and Available        Tier 1 and
                                               Credit            Tier 2 Capital
Amusement Industry                            19,782,000             120.5%
Services - Hotel/Motel                         7,071,000              43.1%
Commercial Office Buildings and Rentals
                                               6,729,000              41.0%
Commercial Apartments and Rentals              6,729,000              41.0%
Automobile Retailers                           5,530,000              33.7%
General Building Contracting                   5,426,000              33.1%
Commercial Construction Contracting            5,057,000              30.8%


We Cannot Pay Dividends without Approval

     Our ability to pay future dividends is dependent on the ability of the Bank to pay dividends to us. The Bank is prohibited by the consent order from declaring or paying any dividends without the prior approval of the Office of the Comptroller of the Currency. It is not possible to estimate when such approval may be given and whether or when dividends may be paid in the future.

We Face Intense Competition in Our Market Area Which May Reduce Our Customer
Base

     Bank holding companies and their subsidiary banks are subject to vigorous and intense competition from other banking institutions and from various financial institutions and other "nonbank" or non-regulated companies or firms that engage in similar activities. We compete for deposits with other commercial banks, savings banks, savings and loan associations, insurance companies and credit unions, as well as issuers of commercial paper and other securities, including shares in mutual funds. In making loans, we compete with other commercial banks, savings banks, savings and loan associations, consumer finance companies, credit unions, insurance companies, leasing companies and other nonbank lenders. Because of our current need to increase our capital we may be unable to compete for some loans which we would normally like to make.

     We compete not only with financial institutions in Eastern Ohio and Northern West Virginia but also with a number of large out-of-state and foreign banks, bank holding companies and other financial and nonbank institutions. Some of these institutions are engaged in national and international operations and have more assets and personnel than us. In addition, some of our competitors are not subject to the extensive bank regulatory structure and restrictive policies which apply to us.

     The principal factors in successfully competing for deposits are convenient office locations, flexible hours, competitive interest rates and services, while those relating to loans are competitive interest rates, the range of lending services offered and lending fees. We believe that the local character of our business and our community bank management philosophy enables us to compete successfully in our market area. We anticipate, however, that competition will continue to increase in the years ahead.

Our Financial Condition is Dependent Upon the Bank's Operations

     Our financial health is directly related to the financial health of the Bank. The financial health of the Bank may be adversely affected by detrimental changes in federal or state laws, the national monetary and fiscal policies and international, national and/or local economic conditions. Such laws, policies or conditions could have material and adverse effects upon the Bank's operations revenues and profitability.

Changes In Interest Rates May Hurt Our Ability to Earn Profits

     The results of operations for financial institutions may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. In the early 1990s, many banking organizations experienced historically high interest rate spreads. More recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure, and there can be no assurance that such factors will not continue to narrow interest rate spreads or that the higher interest rate spreads will return. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes to such rates. At any given time, our assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates could have a material adverse effect on our net income, capital and liquidity. Although management takes measures to mitigate interest rate risk, there can be no assurance that such measures will be effective in minimizing the exposure to interest rate risk.

We Have Not Identified a New Chief Executive Officer

     The losses and irregularities leading to the loan losses discussed above became apparent shortly after the resignation of our chief operating officer on March 15, 1999. On June 9, 1999, our board engaged FiCap Strategic Partners, LLC, a firm which provides advisory services to financial institutions, to provide management services to us. On June 8, 1999, our board accepted the resignation of our chief executive officer. We are currently interviewing candidates for chief executive officer, but to date we have not employed any candidate. Until and unless a replacement is hired, the Bank will continue to engage interim management to operate the Bank. Our costs of using an interim management team to operate the Bank are substantially greater than our costs would be if we engaged a permanent chief executive officer.

We Must Avoid Technological Obsolescence or We May Lose Customers

     The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than us. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

Additional Sales of Capital Stock in the Future Could Dilute Our Stockholders' Ownership Interests

     Our shares of capital stock eligible for future sale could have a dilutive effect on the market for our common stock and could adversely affect the market price. Our charter authorizes the issuance of up to 17,800,000 shares of common stock, of which 5,236,534 shares were outstanding at October 31, 1999 and 90,000 shares of preferred stock, none of which were outstanding at October 31, 1999. Assuming all [__________] shares offered in this offering are sold, [__________] shares of common stock will be available for future issuance. In order to improve our capital position we may have to attract new investors in the future by the sale of stock at a lower price than the current offering price.

Our Charter Contains Anti-takeover Provisions which Could Discourage Acquisitions and Adversely Affect the Price of Our Stock

     Our Articles of Incorporation contain provisions which may have the effect of discouraging or impeding a tender offer, proxy contest or similar transactions involving control of Belmont, including transactions in which our stockholders might otherwise receive a premium for their shares above then-current market prices or other transactions they may deem to be in their best interest.

Specifically:

     1. Our charter classifies our board of directors into three classes, each with its term expiring at a different year. This means that only one-third of our directors will normally be up for reelection at any one time, thus requiring a person attempting to gain control of the board to wait for at least two elections before a change can be made to at least a majority of the directors.

     2. Our charter requires the approval of the holders at least 75% of our voting stock to approve the merger or consolidation with or the sale of the assets or business to, any other corporation unless the transaction receives the prior approval of 60% of our board of directors.

     3. Our charter provides that if an acquiring person becomes the owner of more than 50% of our voting stock as a result of a tender offer, we shall be obligated to offer to purchase the remaining shareholders' shares at the highest price paid by the acquiring person.

     4. Furthermore, our Charter provides that our board of directors may issue preferred stock without stockholder approval. This issuance of preferred stock could make it more difficult for a third party to acquire us.

Ohio Statutory Law Contains Provisions which Could Discourage Acquisitions and Adversely Affect the Price of our Stock

     Certain provisions of the Ohio Revised Code which are applicable to us may have the effect of discouraging or impeding a tender offer, proxy contest or similar transactions involving control of Belmont, including transactions in which our stockholders might otherwise receive a premium for their shares above then-current market prices or other transactions they may deem to be in their best interest. These provisions include permitting a company's board to consider the interests of employees, suppliers, creditors and customers, general community and societal factors and the long-term and short-term interests of the company and its shareholders in deciding whether to accept or reject an offer to purchase the company. Consequently, if we were to receive an offer to purchase Belmont, our board could base its decision on whether to accept or reject the offer based on factors other than maximizing shareholder value.

The Year 2000 Issue Could Hurt Our Operations and Our Profits and Could Lower the Value of Your Stock

     Like most financial institutions, we rely upon computers for conducting our business and for information systems processing. There is concern among industry experts that on January 1, 2000, computers may be unable to read or interpret the new year properly and there may be widespread computer malfunctions. The issue may also negatively affect the business of our customers and vendors. Failure of any of our computers systems, those of the parties we do business with or the public infrastructure, including the electric and telephone companies, to process transactions after January 1, 2000, may disrupt our ability to do routine business and to service our customers. This could hurt our operations and profits. In addition, some depositors may withdraw deposits from the Bank prior to year-end due to fears that year-2000-related malfunctions may cause loss of records of, or otherwise impair, their deposits. If large numbers of such withdrawals were to occur, the Bank could be forced to sell loans or investments at unfavorable prices in order to maintain liquidity.


                               RECENT DEVELOPMENTS

Consent Order

     In August 1999, the Bank received the written report of the recent examination of the Bank by the Office of the Comptroller of the Currency, the Bank's principal federal regulatory agency. At the same time, the Bank entered into a consent order with the Comptroller of the Currency relating to the results of the examination, which contains certain required actions and certain restrictions.

     The consent order requires the Bank to formulate new plans, policies, procedures and programs relating to long-term strategy, organizational structure, management, loans, loan loss reserves, overdrafts, loan interest accrual and non-accrual loans, loan diversification, internal audit and periodic loan review by certain dates and then to implement and follow those plans, policies, procedures and programs. The Bank is also required to review and evaluate certain groups of loans and correct deficiencies, and going forward to properly document commercial extensions of credit and comply with law and regulations relating to lending. Management of the Bank believes it has taken all appropriate steps to comply with those requirements.

     The consent order specifies that the Bank must retain the services of a qualified independent certified public accounting firm acceptable to the Comptroller of the Currency. In October, 1999, with the approval of the Comptroller of the Currency the Bank retained the services of Crowe, Chizek and Company LLP.

     In addition, the consent order mandates that the Bank must achieve a specified minimum level of capital by March 31, 2000 and thereafter maintain it. Management intends to take all appropriate steps, including this common stock offering, to meet the minimum capital requirement. At October 31, 1999, the Bank's Tier 1 capital of $11.7 million was $8.4 million less than the required amount. See "Risk Factors--We Must Improve our Capital Position."

     In addition to raising capital, we may improve the ratio of the Bank's Tier 1 capital to adjusted total assets through the sale of assets and repayment of a funding source such as borrowings. In October 1999, the Bank sold approximately $38 million in investment securities and used approximately $33 million of the proceeds to repay borrowings from the Federal Home Loan Bank of Cincinnati. Although losses and prepayment penalties associated with the transactions totaled $1.1 million, the capital required to support the Bank's assets based on the terms of the consent order was reduced by approximately $2.0 million. The Bank's Tier 1 capital to adjusted total assets was 3.51% at October 31, 1999. We are contemplating further asset reductions.

     Under the terms of the consent order, the board of directors of the Bank is responsible for the proper and sound management of the Bank, must appoint a compliance committee from among their independent members, and report monthly to the Comptroller of the Currency on progress in complying with the consent order. The board has appointed a compliance committee and has filed its monthly reports with the Comptroller of the Currency.

Federal Reserve Bank Agreement

     In August 1999, we also entered into an agreement with the Federal Reserve Bank of Cleveland, under authority given it by the Board of Governors of the Federal Reserve System, the federal regulatory agency for Belmont. As with the consent of the Comptroller of the Currency, the Federal Reserve agreement necessitates certain actions and restrictions.

     Without prior Federal Reserve approval, the agreement prohibits us from paying dividends, incurring debt, redeeming stock, receiving dividends from the Bank, imposing charges on the Bank, and engaging in any transaction with the Bank in violation of federal law. We are required to submit to the Federal Reserve an acceptable plan for maintaining adequate capital at the Bank and to comply with the plan. We must also submit annual cash flow projections. We must also ensure that the Bank complies fully with the consent order with the Comptroller of the Currency and report quarterly on progress in complying with the Federal Reserve agreement. We have taken to date, and intend to continue to take, all appropriate steps to comply with the Federal Reserve requirements.

We have Taken Measures to Address Operational and Financial Issues

     Following the March 15, 1999, resignation of William Wallace as executive vice president and chief operating officer of the Bank, the board of directors became aware that the Bank's loan portfolio contained a significant concentration of irregular loans to Schwartz Homes, Inc., a retailer of mobile homes based in New Philadelphia, Ohio, Steven D. Schwartz and retail customers of Schwartz Homes. The loans to retail customers of Schwartz Homes were extended under the direction of Mr. Wallace in an arrangement by which Schwartz Homes agreed to repay loans not repaid by retail customers. On April 12, 1999, Mr. Wallace submitted his resignation as a director of Belmont and the Bank.

     On June 2, 1999, other creditors of Schwartz Homes placed that company in involuntary bankruptcy proceedings.

     On June 8, 1999, J. Vincent Ciroli, Jr., resigned as president and chief executive officer of Belmont and Bank.

     In response to these developments, the board of directors of Belmont and the Bank took the following measures:

     o Appointed W. Quay Mull II as interim chief executive officer and retained the services of FiCap Strategic Partners, LLC to provide interim management services to Belmont and the Bank and assist the board in employing a new president.

     o Retained the law firm of Doepken Keevican & Weiss to pursue all avenues of recovery against Steven D. Schwartz, William Wallace and others to recover the losses incurred from the Schwartz Homes loan relationship.

     o Began a search to recruit a new president for the Bank. This search is continuing with a targeted completion date by the end of 1999.

     o Promoted Stephen K. Kilpatrick to senior vice president, with responsibility for all lending operations of the Bank except retail services. Mr. Kilpatrick joined the Bank in April 1999.

     o Retained the services of Crowe, Chizek and Company LLP to provide external audit, internal audit and loan review functions for the Bank and Belmont and dismissed the Bank's and Belmont's previous auditors and providers of loan review services.

     o Undertook an extensive review of the Bank's loan portfolio, with the assistance of the Durfee & Root, certified public accounts, and Crowe, Chizek and Company LLP, the independent accountants we recently engaged to serve as our auditors.

     o Caused FiCap to initiate a thorough review and assessment of all of the Bank's operations, personnel, policies and procedures, with particular emphasis on the Bank's loan portfolio.

     o Used the results of FiCap's review and assessment to strengthen procedures and internal controls, reassign or terminate employees where appropriate and strengthen the operational foundation of the Bank.

     o Implemented plans to protect the Bank's liquidity and to raise additional capital, including through this offering.

     o Reduced the total assets of the Bank through the sale of assets and repayment of funding sources, as more fully described above under "Recent Developments--Consent Order." We are contemplating further asset reductions.

     o    Developed a strategic plan for the Bank for the next five years.

     o    Removed Mr. Ciroli as a director of the Bank.

     o Filed a claim under the Bank's fidelity bond insurance policy issued by Progressive Insurance Company to recover the losses incurred in connection with the Schwartz Homes loan relationship.

     o Instituted legal proceedings against Steven D. Schwartz, William Wallace and others to recover the losses incurred from the irregular Schwartz Homes loan relationship.

     o Prosecuted workout and collection actions against commercial borrowers with troubled loan relationships.

     o Assisted the Bank's and Belmont's regulators in understanding the issues before the Bank and developed a collaborative relationship with these regulators, the Federal Bureau of Investigation and other law enforcement authorities in order to address the issues before the Bank promptly and effectively.


                           FORWARD-LOOKING STATEMENTS

     We have made statements in this prospectus and in the documents incorporated herein that are forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "intend," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. Forward-looking statements may also use different phrases. Forward-looking statements address, among other things, (1) our expectations; (2) projections of our future results of operations or of our financial condition; or (3) other "forward looking" information.

     We believe it is important to communicate our expectations to our investors. However, events may occur that we are not able to predict accurately or which we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward-looking statements, including:

     o our inability to raise or maintain adequate levels of capital, as required by the Office of the Comptroller of the Currency or the Federal Reserve Bank of Cleveland.

     o our need to further reduce our total assets through the sale of assets and the repayment of funding sources, which could impair our ability to generate earnings in future periods.

     o our need to recognize loan losses or create additional loan loss reserves due to additional problem loans.

     o unforeseen adverse conditions in our borrowers' businesses or financial condition.

     o changes in general economic and business conditions and in the banking industry in particular.

     o    changes in banking regulations.

     o    other factors discussed under "Risk Factors."

                                 USE OF PROCEEDS

     We intend to use the net proceeds of the offering to increase the Bank's capitalization. We have not entered into agreements with any selling agents, but we may elect to do so and pay commissions at prevailing rates. In this event, the net proceeds of the offering available for our use would be reduced by the amount of any commissions paid to selling agents.

                         DETERMINATION OF OFFERING PRICE

     We considered several factors in setting the per share offering price of the shares. Our shares are traded on the Nasdaq SmallCap market. In determining the per share offering price, we took into account the prices at which recent trades have taken place in our shares. Additionally, we considered our perception that there is an existing demand to purchase shares by existing and prospective shareholders and the multiples of book value at which similarly situated institutions are trading. As of [____________], 1999, the closing price of the shares was $[_______].

                                    DILUTION

     Shareholders who do not participate on a pro rata basis in the rights offering will experience dilution in ownership. Assuming the full subscription of the offering had occurred on September 30, 1999, a purchaser of shares in the offering would have paid a premium of $[_____] per share [(_____)%] over the book value of such share of $2.61.

                              PLAN OF DISTRIBUTION

The Rights Offering

     The Offering. We are offering to our shareholders of record, as of the close of business on [______________], 1999, which is our record date, the right to subscribe for [______] shares at a price of $[___] per share. Shareholders will have the right to purchase one share for each [______] shares owned on the record date in this rights offering. We will not issue fractional shares. We will round rights upward to the next whole share.

     The Rights. The rights are not transferable, except that the assignment by a record or nominee owner of shares to the beneficial owner will be permitted to the extent allowable under applicable state securities laws. Each right evidences the total number of shares to which the shareholder is entitled to subscribe for in the rights offering. A shareholder who does not participate in the rights offering will experience ownership dilution. See "Risk Factors--Dilution." Officers and directors of Belmont, in their capacity as shareholders, will have the same right to purchase shares in the rights offering as other shareholders.

     Dates of Offering. The rights offering will begin on [______________], 1999 and continue for 30 days until [_________________], 1999, subject to our right to extend the rights offering for up to 30 additional days.

     How to Subscribe. You may subscribe to purchase shares by completing and signing the rights subscription agreement which accompanies this prospectus and mailing or delivering it to the escrow agent, together with payment in full for all shares subscribed for. To be accepted, we must receive your subscription before the expiration of the rights offering. You must pay the full subscription price when you return the rights subscription agreement. In the event that payment is less than that required to purchase the number of shares subscribed for, we will issue only the number of shares for which payment is received. Rights subscription agreements should be mailed, and checks made payable, to:

                   Belmont Bancorp Escrow Account No. [______]
                              Firstar Trust Company
                                425 Walnut Street
                                  ML CN-WN-06CT
                             Cincinnati, Ohio 45202
                             Attention: Brian George

     If you wish to subscribe for more shares than you are entitled to purchase in the rights offering, you may do so by completing the subscription agreement for the ancillary offering. See "Plan of Distribution-- Ancillary Offering."

     If you have any questions about this offering, please call (740) 699-4699 and leave a detailed message. Our representative will return your call within one business day.

Ancillary Offering

     The Offering. We are also offering to our existing shareholders, certain depositors and other persons shares of our common stock, subject to shares remaining available for purchase upon completion of the rights offering. We will allow all shareholders who subscribe for shares in the rights offering to participate in the ancillary offering except for shareholders who reside in states in which we cannot register the shares for sale in the ancillary offering or obtain an exemption from registration without unreasonable burden or expense. We will otherwise determine in our sole discretion who is entitled to participate in this ancillary offering. Each subscriber must purchase a minimum of [__] shares is required in this ancillary offering.

     Dates of Offering. This follow-up offering will begin on [___________], 1999 and continue for 45 days until [______________], 1999, subject to our right to extend the rights offering for up to 45 additional days.

     How to Subscribe. You may subscribe to purchase shares by completing and signing the subscription agreement for the ancillary offering which accompanies this prospectus and mailing or delivering it to the escrow agent, together with payment in full for all shares subscribed for. To be accepted, we must receive your subscription before the expiration of the offering. You must pay the full subscription price when you return the subscription agreement. In the event that payment is less than that required to purchase the number of shares subscribed for, we will issue only the number of shares for which payment is received. Subscription agreements should be mailed, and checks made payable, to:

                   Belmont Bancorp Escrow Account No. [______]

                              Firstar Trust Company
                                425 Walnut Street
                                  ML CN-WN-06CT
                             Cincinnati, Ohio 45202
                             Attention: Brian George


     If you have any questions about this offering, please call (740) 699-4699 and leave a detailed message. Our representative will return your call within one business day.

Purchase of Shares by Directors

     In order to evidence their confidence in Belmont and encourage participation in the offering through their example, in November 1999, certain of our directors agreed to purchase $1.65 million of our stock convertible into common stock at the same price as the shares offered in this offering. These directors have agreed to convert the amount of this convertible stock that is necessary to purchase the common stock that they would be permitted to purchase in the rights offering [($______)]. If any shares of common stock remain available for purchase at the conclusion of the ancillary offering, they have agreed to purchase all available shares they can purchase by converting the remaining shares of convertible stock they hold [($________)]. If all of the shares offered in the offering are sold, we may redeem for the original issuance price any shares of convertible stock which are not converted.

Best Efforts Offering

     We will offer the shares on a best efforts basis. We intend to offer and sell shares directly. None of our directors, officers or employees who assist us in this process will receive any additional compensation for their efforts. We expect to promote the offering through word of mouth to our shareholders, depositors and others with whom we do business or have relationships. Although we have no present plans to do so, we may also enter into agreements with selling agents to offer and sell our shares. If we do engage selling agents, we expect to pay selling commissions to them at prevailing rates.

Delivery of Share Certificates

     As soon as practicable following the successful completion of the offering, we will mail certificates for shares to subscribers whose subscriptions have been accepted.

Escrow of Funds and Acceptance of Subscriptions

     We will deposit all subscription funds received in a non-interest bearing escrow account with Firstar Trust Company, as escrow agent. All funds received will be held in the escrow account until the offering is completed. We may elect to accept or reject all of the subscriptions in the rights offering and any or all of the subscriptions in the ancillary offering. We will accept subscriptions in the ancillary offering only if the rights offering is not fully subscribed for. If the ancillary offering is over-subscribed, we may allocate shares to subscribers in any manner we decide. If we decline to accept any subscriptions, the escrow agent will promptly return the escrowed funds directly to the subscribers following the termination of the offering.

     Subscribers should understand that we filed a claim under the Bank's fidelity bond insurance policy issued by Progressive Insurance Company to recover the losses incurred in connection with the actions of our former chief operating officer, William Wallace. If we obtain a significant recovery from Progressive, we will not need to raise as much capital as presently anticipated. In this event, if the offering is fully subscribed, we may decide not to accept all or a portion of the subscriptions in the ancillary offering.

Federal Income Taxes

     We have received an opinion of Doepken Keevican & Weiss Professional Corporation, to the effect that, for federal income tax purposes:

     (1) neither the receipt nor the exercise of the rights will result in taxable income to the shareholders;

     (2) no deductible loss will be realized if rights are allowed to expire without exercise;

     (3) the tax basis of Shares acquired upon the exercise of rights or in the follow-up offering will be the Subscription Price; and

     (4) there is no allocation of an existing shareholders' tax basis in current shares held to such shareholders rights, whether or not the rights are exercised, because (based upon the limited time period in which shareholders have the option to exercise their rights and the fact that the purchase price per share paid upon the exercise of a right is the same as the per share price of the shares sold in the follow-up offering) we have determined that such value is zero.

                    TRANSACTIONS WITH DIRECTORS AND OFFICERS

     Certain Directors and Executive Officers and their associates were customers of and had transactions with the Bank in the ordinary course of the Bank's business during 1998. From time to time the law firms of Phillips, Gardill, Kaiser & Altmeyer, of which Charles J. Kaiser, Jr. is a partner, Sommer, Liberati & Hoffman, of which Keith A. Sommer is a partner, and Doepken Keevican & Weiss of which James F. Bauerle is a partner, have rendered legal services to the Corporation and the Bank. Messrs. Kaiser and Sommer are directors of both Belmont and the Bank. Mr. Bauerle is Senior Vice President of the Bank. It is contemplated that these firms will be retained to perform additional legal services during the current year. Mr. Bauerle and David G. Brewick, President of Belmont and the Bank are principals of FiCap Strategic Partners LLC, which serves as an advisor to the Bank and us. Since January 1, 1998 through September 30, 1999, we have paid advisory fees of $817,275 plus expenses of $63,419 to FiCap. On June 9, 1999, we also agreed to grant to FiCap, for its services, two year options to purchase 50,000 shares of our Common Stock at $10.84, the average daily price for our shares during June and July 1999. In addition, Doepken Keevican & Weiss received legal fees as described under "Legal Opinions."

                          DESCRIPTION OF CAPITAL STOCK

General

     We are authorized to issue 17,800,000 shares of common stock and 90,000 shares of preferred stock. As of October 31, 1999, 5,236,534 shares of common stock and no shares of preferred stock were issued and outstanding.

Preferred Stock

     In order to evidence their confidence in Belmont and encourage participation in the offering through their example, certain of our directors have agreed to purchase $1.65 million of a new Series A Convertible Preferred Stock which is proposed to be issued. This convertible stock will have no preferential dividend rights or other preferences except for a nominal liquidation preference of $.0001 per share, representing less than $10.00 in the aggregate for all $1.65 million of this convertible stock. The convertible stock also will have no special voting rights. The holders of this convertible stock will have one vote per share and the shares are voted not as a separate class but together with the common stock.

     As described under "Plan of Distribution--Purchase of Shares by Directors," we will convert all or a portion of the outstanding shares of convertible stock to common stock at the conclusion of the ancillary offering. If all of the common shares offered in the offering are sold, we may redeem the remaining shares of convertible stock.

     Our board of directors, without further action by the stockholders, is authorized to issue an aggregate of 90,000 shares of preferred stock. We have no plans to issue any other series of preferred stock. Our board of directors may issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, control.

Common Stock

     Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend or liquidation preferences that may be attributable to any preferred stock outstanding from time to time.

Classification of Board of Directors

     Our board of directors has been classified by dividing the directors into three classes. One class of directors is elected each year for a term of three years, so that the term of office of one class of directors expires each year.

Cumulative Voting

     Our shareholders have cumulative voting rights pursuant to Ohio law. We may, as permitted by Section 1701.69 of the Ohio Revised Code, propose to shareholders that our charter be amended to delete the right to vote cumulatively in the election of directors. If we propose such an amendment to shareholders, all shareholders would be entitled to notice of the proposed amendment as provided by law and such an amendment would be subject to other requirements as to the number of shares which could be voted against the proposed amendment. The adoption of such amendment would require the affirmative vote of the holders of a majority of the stock entitled to vote in the election of directors.

     A shareholder voting cumulatively may cast the number of shares he owns times the number of directors to be elected in favor of one nominee or allocate such votes among the nominees as he determines.

Transfer Agent and Registrar

     The transfer agent and registrar for our shares is Registrar and Transfer Company, 10 Commerce Drive, Crawford, New Jersey 07016.

Liquidation Rights

     In the event of liquidation, holders of our capital stock are entitled to certain rights as to assets distributable to shareholders on a pro rata basis, after satisfaction of our debts.

No Preemptive Rights

     Holders of our capital stock have no preemptive right to subscribe for or to purchase any additional securities which may be issued by us. Preemptive rights permit a shareholder to subscribe to a sufficient number of shares so as to maintain their relative pro rata ownership upon the issuance of additional shares by a corporation, except in certain circumstances.

Dissenters Rights

     Our shareholders have dissenters' rights in connection with certain mergers and consolidations pursuant to Ohio law.

Right of Redemption

     We are specifically empowered by our charter to buy our shares of outstanding capital stock from our shareholders.

Dividend Rights

     Dividends may be paid on our capital stock as declared by our board of directors out of funds legally available therefor. Dividends may not exceed our surplus, as defined by the Ohio Business Corporation Act, and may not be declared if we are insolvent or would thereby be made insolvent. See "Risk Factors, Dividends."

Assessability

     When issued, our capital stock is fully paid and nonassessable.

Antitakeover Provisions

     Some Important Charter Provisions

     1. Our charter provides for a classified board of directors as described above.

     2. Our charter requires the approval of the holders at least 75% of our voting stock to approve the merger or consolidation with or the sale of the assets or business to, any other corporation unless the transaction receives the prior approval of 60% of our board of directors.

     3. Our charter provides that if an acquiring person becomes the owner of more than 50% of our voting stock as a result of a lender offer, we shall be obligated to offer to purchase the remaining shareholders' shares at the highest price paid by the acquiring person.

     These provisions may have the effect of deterring hostile takeovers or delaying changes in our management. The availability of the authorized and unissued shares of Belmont to be issued into friendly hands with the purpose of diluting a potential acquiror's ownership of Belmont may also be determined to have an antitakeover effect. Our charter and code of regulations currently contain no other provisions that were intended to be or could fairly be considered as antitakeover in nature or effect. Our board of directors has no present intention to amend the charter to add any antitakeover provision.

     Some Important Ohio Statutory Provisions

     We are subject to certain provisions of Ohio law that may discourage or render more difficult an unsolicited takeover:

     Chapter 1704 of the Ohio Revised Code prohibits certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then-outstanding shares of an Ohio corporation involving, or for the benefit of, certain beneficial holders of stock representing 10% or more of the voting power of the corporation (a "10% shareholder"), unless:

o the transaction is approved by the directors prior to the time that the 10% shareholder became a 10% shareholder (a "shareholder acquisition date");

o the acquisition of 10% of the voting power is approved by the directors prior to the shareholder acquisition date; or

o the transaction involves a 10% shareholder that has been such for at least three years and the transaction is either approved by holders of two-thirds of the voting power of the corporation and the holders of a majority of the voting power not owned by 10% shareholders, or certain minimum price and form of consideration requirements are met.

     The Control Share Act provides that the acquisition of shares entitling the holder to exercise voting power in certain ranges (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of:

o    the holders of at least a majority of the total voting power; and

o the holders of at least a majority of the total voting power held by shareholders other than the proposed acquirer, officers of the corporation elected or appointed by the directors, and directors of the corporation who are also employees and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition. The Control Share Act does not specify a remedy for violation of the Act. However, in at least one situation, a court has set aside an acquisition made in violation of the Control Share Act.

     The Profit Disgorgement Act provides Ohio corporations, or in certain circumstances the shareholders of an Ohio corporation, a cause of action to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

     A provision of the Ohio General Corporation Law provides that in addition to the interests of the shareholders, our directors may consider:

     1. the interests of the corporation's employees, suppliers, creditors and customers;

     2.   the economy of the state and nation;

     3.   community and societal considerations; and

     4. the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Reports

     Our common stock is registered under Section 12(g) of the Securities and Exchange Act of 1934, and we file periodic reports with the SEC as required by the Act. After the offering, we will continue to file periodic reports with the SEC.

                                 LEGAL OPINIONS

     The validity of the shares offered hereby will be passed upon for us by Doepken Keevican & Weiss Professional Corporation, Pittsburgh, Pennsylvania. In addition, Doepken Keevican & Weiss has given its opinion that the statements made under "Plan of Distribution - Federal Income Taxes" are correct as to matters of law. James F. Bauerle, a member of Doepken Keevican & Weiss, is Senior Vice President of the Bank. From January 1, 1998 through September 30, 1999, we have paid legal fees of $515,499 to Doepken Keevican & Weiss. Mr. Bauerle is also a principal of FiCap Strategic Partners LLC, which serves as an advisor to the Bank and us, and Doepken Keevican & Weiss holds an equity interest in FiCap. Since January 1, 1998 through September 30, 1999, we have paid advisory fees of $817,275 plus expenses of $63,419 to FiCap. On June 9, 1999, we also agreed to grant to FiCap, for its services, two year options to purchase 50,000 shares of our Common Stock at $10.84, the average daily price for our shares during June and July 1999.

                                                                         Annex A


                             SUBSCRIPTION AGREEMENT
                   for the Rights Offering of Belmont Bancorp


Use this Form if you are an existing shareholder of Belmont Bancorp and wish to purchase all or any portion of the Shares you are entitled to purchase as shown below. You may also subscribe to purchase additional shares in the Ancillary Offering. If you wish to purchase more shares than the number you are eligible to purchase in the Rights Offering, you must also fill out and return the Subscription Agreement for the Ancillary Offering.

Belmont Bancorp Escrow Account No. [______]
c/o Firstar Trust Company
425 Walnut Street
ML CN-WN-06CT
Cincinnati, Ohio 45202
Attention: Brian George

Ladies and Gentlemen:

     The undersigned hereby subscribes for and agrees to purchase the number of shares of common stock, par value $0.25 (the "Shares"), of Belmont Bancorp, an Ohio corporation ("Belmont") indicated below. The undersigned has executed and delivered this Subscription Agreement in connection with Belmont's offering of Shares described in the Prospectus dated _____________, 1999 which accompanies this Subscription Agreement, as it may be supplemented.

     The undersigned agrees to purchase the Shares subscribed for herein for the purchase price of $[______] per share and has delivered to Belmont with this Subscription Agreement a check made payable to "Belmont Bancorp Escrow Account No. [______]" in an amount equal to the aggregate purchase price of all Shares for which the undersigned desires to subscribe.

     The undersigned acknowledges receipt of a copy of (1) our Prospectus, (2) our Amended Annual Report on Form 10-K/A for the year ended December 31, 1998, together with those portions of our 10-K for the year ended December 31, 1998 which were not amended by the 10-K/A, and (3) our Quarterly Report on Form 10-Q for the three months ended September 30, 1999.

     The undersigned acknowledges that Belmont may accept or decline to accept the undersigned's subscription. Belmont's decision to accept or decline the subscription will be made at the time the Rights Offering and the Ancillary Offering are completed.



--------------------------------------     -------------------------------------
Number of Shares owned on record date,     Please print name(s) of subscriber(s)
[_________________], 1999. (See the
mailing label attached hereto.)
                                           -------------------------------------
________________ Shares                    Signature
($_______________) Number of Shares
subscribed for (up to [____] X number
of Shares owned on the record date)        _____________________________________
and total subscription price at            Signature of co-subscriber
$[_____] per Share)

-----------------------------------------  _____________________________________
How Shares are to be held if this is a     Date
co-investment, e.g., as joint tenants
(with right of survivorship) or
tenants-in-common

                                                                         Annex B


                             SUBSCRIPTION AGREEMENT
                  for the Ancillary Offering of Belmont Bancorp

Use this Form if: (1) you are an existing shareholder of Belmont Bancorp and wish to purchase more shares of Belmont than you are permitted under the Rights Offering, or (2) you are not an existing shareholder of Belmont.

Belmont Bancorp Escrow Account No. [______]
Firstar Trust Company
425 Walnut Street
ML CN-WN-06CT
Cincinnati, Ohio 45202
Attention: Brian George

Ladies and Gentlemen:

     The undersigned hereby subscribes for and agrees to purchase the number of shares of common stock, par value $0.25 (the "Shares"), of Belmont Bancorp, an Ohio corporation ("Belmont") indicated below. The undersigned has executed and delivered this Subscription Agreement in connection with Belmont's offering of Shares described in the Prospectus dated _____________, 1999 which accompanies this Subscription Agreement, as it may be supplemented.

     The undersigned agrees to purchase the Shares subscribed for herein for the purchase price of $______ per share and has delivered to Belmont with this Subscription Agreement a check made payable to "Belmont Bancorp Escrow Account No. [______]" in an amount equal to the aggregate purchase price of all Shares for which the undersigned desires to subscribe.

     The undersigned acknowledges receipt of a copy of (1) our Prospectus, (2) our Amended Annual Report on Form 10-K/A for the year ended December 31, 1998, together with those portions of our 10-K for the year ended December 31, 1998 which were not amended by the 10-K/A, and (3) our Quarterly Report on Form 10-Q for the three months ended September 30, 1999.

     The undersigned acknowledges that Belmont may accept in full the undersigned's subscription, accept the undersigned's subscription for some but not all of the Shares subscribed for herein, or completely reject the undersigned's subscription. Belmont's decision to accept or decline the subscription will be made at the time the Rights Offering and the Ancillary Offering are completed.



______________ Shares                     -------------------------------------
($_______________) Number of Shares       Please print name(s) of subscriber(s)
subscribed for (minimum of [______]
Shares) and total subscription price      _____________________________________
at $[_____] per Share)                    Signature

                                          -------------------------------------
                                          Signature of co-subscriber
_______________________________________
How Shares are to be held if this is a    _____________________________________
co-investment, e.g., as joint tenants     Date
(with right of survivorship) or
tenants-in-common

                                 Belmont Bancorp

                         [_____] shares of Common Stock

                                TABLE OF CONTENTS

Where You Can Find More Information..........................................3

Incorporation of Information That We File With the SEC.......................3

Prospectus Summary...........................................................5

Risk Factors.................................................................7

Recent Developments.........................................................11

Forward-Looking Statements..................................................13

Use of Proceeds.............................................................14

Determination of Offering Price.............................................14

Dilution....................................................................14

Plan of Distribution........................................................14

Transaction With Directors and Officers.....................................17

Description of Capital Stock................................................17

Legal Opinions..............................................................20

Rights Offering Subscription Agreement.....................................A-1

Ancillary Offering Subscription Agreement..................................B-1

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Filing Fee...................................................  $    2,780
Printing and Mailing Fees and Expenses...........................      50,000*
Legal Fees and Expenses..........................................      75,000*
Accounting Fees and Expenses.....................................      25,000*
Miscellaneous....................................................      22,220*

         Total...................................................     175,000
                                                                    ---------
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*Estimate

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Ohio General Corporation Law ("OGCL") provides that Ohio corporations may indemnify an individual made a party to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative, because the individual is or was a director, officer, employee or agent of the corporation, against liability incurred in the proceeding if the person: (i) acted in good faith and (ii) the individual believes his conduct was in the corporation's best interest or was not opposed to the corporation's best interest.

     The OGCL further provides that a corporation shall indemnify an individual who was fully successful on the merits or otherwise in any proceeding to which the director, officer, employee or agent was a party because the individual was or is a director, officer, employee or agent of the corporation, for reasonable expenses incurred by the director in connection with the proceeding. The OGCL also provides that a corporation may purchase and maintain insurance on behalf of the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation is or was serving at the request of the corporation as a director, officer, partner, trustee, employer or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprises, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent.

     The Bylaws of Belmont Bancorp (the "Registrant") provide that the Registrant shall indemnify a director, office, employee or agent of the Registrant to the extent permitted by the OGCL. Such indemnification, unless ordered by a court, shall only be provided if the Registrant determines that such indemnification is proper in the circumstances because the indemnified person has met the applicable standard of conduct as set forth in the OGCL. Such determination may be made by either:

     (1)  a majority of a quorum of directors not party to the proceedings; or

     (2)  if such quorum is not obtainable, or if the majority vote described in
          (i) above so directs, in a written opinion by independent legal counsel; or

     (3)  by the shareholders; or

     (4)  by the court in which such proceeding was brought.

     The Registrant will maintain a directors' and officers' liability insurance policy, including bank reimbursement, for the purpose of providing indemnification to its directors and officers in the event of such a threatened, pending or completed action.

     The Registrant also has agreed to indemnify FiCap Strategic Partners, LLC ("FiCap") and Doepken Keevican & Weiss Professional Corporation ("DKW") against claims arising out of FiCap's engagement by the Registrant. James F. Bauerle, Senior Vice President of the Bank is a principal of FiCap and a member of DKW.

ITEM 16.  EXHIBITS


Exhibit Number                           Description

4.1  -- Charter as amended to date (1)

4.2  -- Bylaws as currently in effect (1)

5    -- Opinion of Doepken Keevican & Weiss Professional Corporation (2)

8    -- Opinion of Doepken Keevican & Weiss Professional Corporation (Tax
         Matters) (2)

10.1 -- Letter Agreements with FiCap Strategic Partners, LLC (1)

10.2 -- Deferred Compensation Plan and Trust for J. Vincent Ciroli, Jr., William Wallace and Jane R. Marsh (1)

10.3 -- Executive Incentive Cash Agreement for J. Vincent Ciroli, Jr., William Wallace and Jane R. Marsh (1)

10.4 -- Executive Phantom Stock Agreement for J. Vincent Ciroli, Jr., William Wallace and Jane R. Marsh (1)

10.5 -- Supplemental Retirement Plan for J. Vincent Ciroli, Jr., William Wallace and Jane R. Marsh (1)

13.1 -- Registrant's 1998 Annual Report on Form 10-K (3)

13.2 -- Registrant's 1998 Annual Report (amended) on Form 10-K/A (3)

13.3 -- Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1999 (3)

23.1 -- Consent of Doepken Keevican & Weiss Professional Corporation (included in Exhibits 5 and 8) (2)

23.2 -- Consent of S.R. Snodgrass A.C. (1)

99.1 -- Form of letter to shareholders (2)

----------
(1)  Filed herewith.

(2)  To be filed by amendment.

(3)  Incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

     The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of St. Clairsville, State of Ohio on November 1, 1999.

                                                BELMONT BANCORP


                                                         /s/ David G. Brewick
                                                 By:     David G. Brewick
                                                 Title:  Interim President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


       SIGNATURE                      TITLE                        DATE



/s/ W. Quay Mull II
------------------------
W. Quay Mull II               Chairman of the Board,            November 1, 1999
                              Director and Interim Chief
                              Executive Officer
                              (principal executive officer)


/s/ David G. Brewick
------------------------
David G. Brewick              Interim President                 November 1, 1999



/s/ Jane R. Marsh
------------------------
Jane R. Marsh                 Secretary principal financial     November 1, 1999
                              and accounting officer)


/s/ John A. Belot
------------------------
John A. Belot                 Director                          November 1, 1999




------------------------
J. Vincent Ciroli, Jr.        Director




------------------------
Mary L. Holloway Haning       Director




/s/ Charles J. Kaiser
------------------------
Charles J. Kaiser             Director                          November 1, 1999

/s/ John H. Goodman II
------------------------
John H. Goodman II            Director                          November 1, 1999



/s/ Dana Lewis
------------------------
Dana Lewis                    Director                          November 1, 1999



/s/ James Miller
------------------------
James Miller                  Director                          November 1, 1999



/s/ Terence Lee
------------------------
Terence Lee                   Director                          November 1, 1999



/s/ Tom Olszowy
------------------------
Tom Olszowy                   Director                          November 1, 1999



/s/ Keith A. Sommer
------------------------
Keith A. Sommer               Director                          November 1, 1999



------------------------
Charles A. Wilson, Jr.        Director